VOYA LETTERHEAD

LAW/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

EDGARLINK

April 2, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:   Voya Retirement Insurance and Annuity Company

         Form S-3 Initial Registration

         Prospectus Title:  Voya Select Rate

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Retirement Insurance and Annuity Company, as registrant, and Directed Services LLC, as principal underwriter hereby respectfully request that the effective date of this registration statement be accelerated to, May 1, 2018.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

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